August 30, 2022

VIA EDGAR TRANSMISSION

Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Robert Shapiro
Doug Jones

Re: Grocery Outlet Holding Corp.
Form 10-K for the Fiscal Year Ended January 1, 2022
Filed March 2, 2022
Form 10-Q for the Interim Period Ended July 2, 2022
Filed August 10, 2022
File No. 001-38950

Dear Mr. Shapiro and Mr. Jones,

In your letter dated August 16, 2022 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year Ended January 1, 2022 and Form 10-Q for the Interim Period Ended July 2, 2022 within ten business days or advise you when we would provide a response.

As discussed during our telephone conversation with Mr. Shapiro today, August 30, 2022, we are hereby requesting an extension of time to provide a response to the Staff Comment Letter. As discussed, we intend to submit our response no later than September 23, 2022. Please advise if there are any issues with such request.

Sincerely,

/s/ Charles C. Bracher

Charles C. Bracher
Chief Financial Officer